

Mail Stop 7010

November 20, 2007

**Via U.S. mail and facsimile**

Mr. Mark C. Rohr
President and Chief Executive Officer
Albemarle Corporation
330 South Fourth Street
Richmond, VA  23219

> **RE:    Form 10-K for the fiscal year ended December 31, 2006**
> **Proxy Statement on Schedule 14A**
> **File No. 1-12658**

Dear Mr. Rohr:

We have reviewed your filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

### FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business Overview, page 3

2. Please discuss the nature of and parties to your joint ventures.

Business Segments, page 3

3. Please expand the discussion of competitive conditions in the segments in which you compete to identify the geographical markets in and methods by which you compete, as well as your competitive position, if known or reasonably available.  See Regulation S-K, Item 101(c)(1)(x).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, General and Administrative and Research and Development Expenses, 24

4. Please quantify the impact of each factor when multiple factors contribute to material fluctuations.  For example, you state that the increase in selling, general, and administrative and research and development expenses was attributable to increased consulting fees and increased wages and incentive compensation but do not quantify the impact of each factor to both SG&A and R&D expenses.  Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Performance and Life Cycle Guarantees, page 48

5. Please revise your filing to disclose the amount of deferred revenue as of the end of each period presented, if material.

Claims Receivable, page 48

6. Please revise to clarify the nature of receivables for non-trade claims and how they arise.  Please also disclose the amount of claims receivable outstanding as of each period presented and the financial statement line item where these receivables are recorded.

Goodwill and Other Intangible Assets, page 50

7.  We note your disclosure on page 50 that definite-lived intangible assets are amortized over periods ranging from three to thirty-five years.  Please revise to disclose the range of useful lives for each category of intangible assets shown in the table on page 59.

Note 7 – Property, Plant and Equipment, page 57

8.  We note that the machinery and equipment line item is material to the balance sheet and that items included in this line item have a wide range of useful lives (from 3 to 39 years).  Please revise to discuss the types of machinery and equipment which fall into each part of the useful lives range as well as giving readers an idea as to the dollar amounts that fall into each part of the range.

Note 10 – Accrued Expenses, page 60

9.  Please disclose the nature of the items included in other accrued expenses which amounted to $75 million as of December 31, 2006 and $63 million as of December 31, 2005.

Note 12 – Stock-based Compensation Expense, page 62

10. It appears from the same of share activity for the year ended December 31, 2006 that 52,000 of performance unit awards were cancelled during the year ended December 31, 2006.  However, your table of performance unit awards on page 65 appears to indicate that 532,000 awards were cancelled during the year ended December 31, 2006.  Please revise your filing to correct this apparent typographical error or explain the reasons why these two amounts do not appear consistent.

Note 13 – Commitments and Contingencies, page 66

11. We note your disclosures on page 68 regarding letters of credit and guarantees.  Please revise to include the disclosures required by paragraph 13 of FIN 45, particularly as they related to any standby letters of credit, as well as any other guarantees within the scope of this literature.

12. As a related matter, we note from your contractual obligations table on page 37 that you are obligated under take or pay and throughput agreements in the amount of $189 million for the year ended December 31, 2007.  It is unclear if these are the same as obligations under service agreements that you disclose on page 66.  Please revise your filing to more fully describe take or pay and throughput agreements and how you determine when to record a liability in connection with your obligations under these agreements.

Note 17 – Loss on Thann Facility Divestiture and Other Special Items, page 79

13. It appears from your disclosures on page 55 that the loss on your Thann facility is attributable to net asset write-offs of goodwill of $12 million and property, plant, and equipment of $36 million.  However, your filing does not appear to clearly describe the specific nature of the remaining $41 million in losses.  Please revise your filing to clearly describe the most significant components of your loss and revise to include rollforwards of any exit cost activity (other than workforce reduction charges which are already disclosed), as appropriate.  Please also more fully disclose the nature of the $12 million payable to ICIG which is expected to be paid in 12 monthly installments.  Refer to paragraph 20 of SFAS 146 and SAB Topic 5.P.4.

Note 19 – Acquisitions, page 80

14. We note that your final purchase price allocation summary for the Akzo Nobel acquisition on page 81 aggregates the amount assigned to goodwill together with the amount assigned to other intangible assets.  To the extent that you present preliminary or final purchase price allocations or pro forma data regarding goodwill and intangibles in future filings,  please present the amount allocated to goodwill in its own line item, separate from the amount allocated to intangible assets.

PROXY STATEMENT ON SCHEDULE 14A, FILED MARCH 2, 2007

Compensation Discussion & Analysis, page 15

15. Please disclose how benchmarks for differing payout levels for annual cash bonus were determined.  Refer to Instruction 5 to Item 402(b) of Reg. S-K.


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Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters.  Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief